UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Premier Exhibitions, Inc.

File No. 000-24452 - CF#24185

Premier Exhibitions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on October 1, 2009.

Based on representations by Premier Exhibitions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal